HEALTH AND RETIREMENT PROPERTIES TRUST
                              400 Centre Street
                              Newton, MA  02158



                                          September 1, 1994




  Connecticut SubAcute Corporation
  955 South Main Street
  Middletown,  CT   06457

       RE:  Letter of Intent re Purchase and Lease
            of Nine (9) Nursing Homes in Vermont and
            New Hampshire

  Gentlemen:

       Connecticut SubAcute Corporation (CSC) is negotiating with Mr. John
  R. Chapple pursuant to a letter dated July 13, 1994 for the purchase of nine (9) nursing homes in Vermont and New Hampshire. The purpose of this Letter of Intent is to set forth the terms upon which Health and Retirement Properties Trust (HRP) is willing to participate with CSC in this transaction, as follows:

       1.   Buyer/Lessor:    HRP

       2. Seller: John R. Chapple or corporations owned by him which are the current legal owner(s) of the Subject Properties.

       3. Tenants: Two (2) newly formed corporations which are or will be under common control with CSC, one of which will lease and operate the Subject Properties located in Vermont and one of which will lease and operate the Subject Property located in New Hampshire. The only business of the Tenants will be the leasing and operations of the Subject Properties.

       4.   Purchase Price:  Thirty-Five Million Dollars ($35,000,000).

       5. Payment Terms: Cash via wire transfer and/or HRP common shares valued at current market value which stock will be subject to such voting and/or resale restrictions and on such other terms and conditions as may be agreed by HRP and Seller.



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       6.   Subject Properties:  All the lands, buildings and equipment that constitute the following nine (9) nursing homes:

            Name/Location                      No. of Beds

       Berlin Health and Rehab Center             152
       Barre,  Vermont

       St. Johnsbury Health and                   110
            Rehab Center
       St. Johnsbury,  Vermont

       Springfield Health and Rehab               102
            Center
       Springfield, Vermont

       Bennington Health and Rehab                100
           Center

       Burlington Health and Rehab Center         168
       Burlington, Vermont

       Hanson Court Convalescent Home              42
       Springfield, Vermont

       Redstone Villa                              30
       St. Albans, Vermont

       Rowan Court Health and Rehab Center        104
       Barre, Vermont

       Rochester Manor                            108
       Rochester, New Hampshire
                                                  _____

                                TOTAL:            916 beds


       7.   Leases' Term:  Approximately fourteen years ending on December
  31, 2008.

       8. Renewal Options: Tenants shall have options to renew the Leases for three (3) successive ten (10) year terms by giving written notice at least one (1) year before the end of the initial Term, or any extended Terms, as the case may be. The renewal options may be exercised for all, but not less than all, of the Subject Properties.



  Connecticut Subacute Corporation
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       9.   Rent:  Rent shall be composed of Base Rent and Percentage
  Rent. Base Rent shall be Three Hundred Six Thousand Two Hundred Fifty Dollars ($306,250.00) per month. Percentage Rent shall be equal to three percent (3%) of increases in Net Patient Revenues derived from the Subject Properties in excess of Net Patient Revenues derived from the Subject Properties during calendar year 1995. Base Rent shall commence on the date of Closing and be payable monthly in advance on the Closing date and thereafter on or before the first day of each calendar month. Percentage Rent shall commence on January 1, 1996 and shall be payable quarterly in arrears on or before each April 30, July 31, October 30 and January 31 thereafter, based upon estimates of Net Patient Revenues during the calendar quarter ending in the prior month. Annually, on or before March 31 after each calendar year during which Percentage Rent is payable, the Percentage Rent shall be adjusted based upon an annual audit of Net Patient Revenues for the previous calendar year compared to
  the audited amount of Net Patient Revenues during 1995.   Net Patient
  Revenues is defined as all revenues derived by Tenants and their affiliates from operation of the Subject Properties, less contractual adjustments and bad debts. Percentage Rent shall be calculated on a facility by facility basis. Percentage Rent for each of the Subject Properties payable in any one (1) year shall not exceed three percent (3%) of the Purchase Price allocated to that Subject Property. After it is established by annual audit, Percentage Rent for each of the Subject Properties may not decline in subsequent years.

       10. Purchase Options and Rights of First Refusal. Tenants shall have the options to purchase all, but not less than all, of the Subject Properties at the end of the initial Term or any extended Terms. This Purchase Option shall be exercisable upon at least one (1) year's notice. The Purchase Option price shall be the higher of (i) fair market value determined by agreement, or failing agreement by appraisal; or (ii) the Purchase Price set forth above. During the initial Term and any extended Terms, and so long as there is no default by Tenants, Tenants shall have a thirty (30) day right of first refusal in the event Lessor determines to sell any or all of the Subject Properties.

       11.  Security:   Tenants' obligations under the Leases will be
  secured as follows:

            (a) A first lien on all tangible personal property of the Tenants (except motor vehicles, if any) used in connection with the operations of the Subject Properties, provided, however, that after acquired tangible personal property may be subject to senior purchase money security interests.



  Connecticut Subacute Corporation
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            (b)  Upon termination of the Leases, Lessor shall have the option to purchase any tangible and intangible personal property of Tenants, or of any affiliate of Tenants, which personal property is located on, or used in connection with the business conducted upon, the Subject Properties. The purchase option prices shall be equal to the Tenants' net book value of such property.

            (c) All obligations of the Tenants will be cross guaranteed and subject to cross default. All obligations of the Tenants will be guaranteed by CSC, by any affiliate of Tenants or CSC which conducts business upon the Subject Properties, and by any direct or indirect corporate parent or successor to Tenants which now exists or may hereafter be created.

       12. Other Terms: HRP's obligations to proceed with this transaction is conditioned on the following additional terms:

            (a) Receipt by HRP prior to Closing of an appraisal report, from an appraiser and in form and substance acceptable to HRP, showing a value of the Subject Properties at least equal to the Purchase Price.

            (b) The Leases will be so called "triple net leases" requiring Tenants to pay all operating costs including real estate taxes, insurance, maintenance and repairs, and to make all capital improvements required during the Leases' Term. Any expenditures which HRP, in its discretion, may make in response to requests from Tenants, or as a result of defaults by Tenants, whether to improve or maintain the Subject Premises, or otherwise, will result in Rent increases.

            (c) Prior to Closing, Tenants will provide HRP a copy of all documentation of the transactions between Seller and Tenants, and these terms shall be subject to HRP's approval.

            (d) The Lease and guaranty documentation will contain covenants and restrictions which subordinate all payments from Tenants to affiliated parties to payments due HRP, provided, however, that such payments (including reasonable management fees or maintenance of a pooled cash management system among Tenants and its affiliates) may be made in the ordinary course so long as there is no default in obligations due HRP.

            (e) Assignment, sublease, or change of control of the Tenants will not be permitted without HRP's consent, in its discretion;
  provided, however, Tenants will be permitted to sublease space within the Subject Properties for incidental nursing home and medical use.

            (f) Tenants will be required to obtain and maintain all appropriate licenses, certifications, Medicare and Medicaid qualifications and the like throughout the Leases' Term.

            (g) Prior to Closing, HRP shall receive all survey, environmental, engineering, title insurance commitments, opinions of counsel and other third party reports and documents customary in



  Connecticut Subacute Corporation
  September 1, 1994
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  transactions of this nature.  All such reports and documents shall be in form and substance and from third parties acceptable to HRP.



  Connecticut Subacute Corporation
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            (h)  Prior to Closing, HRP shall have completed a physical inspection of the Subject Properties and such further diligence as it may deem appropriate, and with such results as HRP deems acceptable. Depending upon the results of such diligence HRP may require as a condition of Closing that there be an agreement between HRP and Tenants concerning capital budgets for the Subject Properties and the funding and timing of improvements.

            (i) After the acceptance of this Letter of Intent, CSC, Tenants and their affiliates and representatives will not solicit other proposals for the financing or purchase of the Subject Properties from any party other than HRP unless and until HRP advises CSC that HRP is unwilling to proceed with this transaction, or twenty (20) days following written advice from CSC to HRP that any terms or conditions required by HRP are unacceptable, unless such terms or conditions are resolved to mutually acceptable terms or conditions within the twenty
  (20) day period.

            (j) The final form and substance of all documentation must be acceptable to HRP and its counsel. Except as may be otherwise agreed between HRP and Sellers or Tenants, all expenses of preparing for and concluding this transaction shall be borne by Sellers or Tenants including, but not limited to, the costs and expenses of preparing or obtaining appraisals and third party reports and documents, any brokerage fees, all property transfers and recording costs, the cost of HRP's title insurance, the out-of-pocket costs of HRP's diligence, and the costs and expenses of HRP's counsel.

            (k) It is specifically understood that HRP's undertaking to proceed with this transaction is conditioned upon final approval of this transaction by HRP's Board of Trustees.

            (l) During the Leases' Term, Tenants, CSC and their affiliates shall grant HRP a right of first refusal to provide sale lease or mortgage financing for any health care related facilities owned, leased, operated or to be acquired by Tenants, CSC, or any affiliate within the market area of the Subject Properties. The geographic limits of such market area will be defined in the transaction documentation, but it is generally expected to be a ten (10) mile radius from each of the Subject Properties. It is understood that this will be a right of first refusal, not a right to set terms.

            (m) Prior to Closing, the Purchase Price and the Base Rent shall be allocated among the separate Subject Properties on a basis mutually agreeable to HRP, Sellers and Tenants.

       13. Closing: The Closing of this transaction will take place at the offices of Sullivan & Worcester, One Post Office Square, Boston, Massachusetts on September 30, 1994 or another mutually acceptable date.



  Connecticut Subacute Corporation
  September 1, 1994
  Page 7



       If the terms outlined in this Letter of Intent are acceptable please sign and return a copy of this Letter to the undersigned.


                                     Very truly yours,

                                     /s/ David J. Hegarty
                                     David J. Hegarty
                                     Executive Vice President


  ACCEPTED

  CONNECTICUT SUBACUTE CORPORATION


  By /s/ Mark J. Finkelstein
  Print: Mark J. Finkelstein
  Title: President
  Dated: September 19, 1994